Exhibit 77D

	Policies with respect to security investments



Effective July 1, 2008, the following investment practices for the Pacific Life Growth LT Fund was changed as follows:


*	The requirement that the portfolio may invest without
limit in foreign equity and debt securities and may invest up to 35% of its assets in high yield (junk) bonds was changed from a principal strategy to a non-principal strategy. The allocation to high yield bonds was also changed from 35% to 10%